UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         December, 2004

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        EnerNorth Industries Inc.
        (formerly: Energy Power Systems Limited)

Date: December 30, 2004                    By:____"Sandra J. Hall"____ ______
        Sandra J. Hall,
        President, Secretary & Director

EnerNorth Industries Inc.
News Release

Toronto, Canada - December 30, 2004 - EnerNorth Industries Inc. (AMEX: ENY & Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has entered into a binding Letter of Intent for the sale of M&M Engineering Limited ("M&M"), a wholly owned subsidiary of EnerNorth, for C$7,462,000 cash at closing. The Letter of Intent is subject to certain conditions including:

·	completion of due diligence by the purchaser;
·	completion of a mutually agreeable Purchase and Sale agreement by January 6, 2005;
·	receipt of satisfactory legal opinions from EnerNorth and the purchaser;
·	approval by the respective Boards of Directors;
·	approval of the shareholders of EnerNorth and any applicable regulatory authorities; and
·	M&M having working capital of not less than Cdn $3,800,000 at closing.

The transaction will be a purchase by the purchaser of 100% of the common shares and 100% of the preferred shares of M&M held by EnerNorth (the "Purchased Shares") to close on or about January 26, 2005 (the "Closing Date"). The purchase price for the Purchased Shares is agreed as Cdn $7,462,000 cash paid on the Closing Date subject to working capital adjustments. In addition, on closing EnerNorth may retract Cdn $1,000,000 of preferred shares of M&M and the purchaser will subscribe for Cdn $1,000,000 of preferred shares of M&M.

A special meeting of shareholders of EnerNorth will be held at the offices of WeirFoulds LLP, The Exchange Tower, 130 King Street West, 15th Floor, Toronto, Ontario on Wednesday, the 26th day of January, 2005 at 11:00 am (Toronto time) to approve the transaction. A Management Information Circular in respect of the shareholder meeting is being prepared and mailed to the Company’s shareholders describing the proposed transaction.

EnerNorth's management has been contemplating the potential sale of M&M as the ongoing litigation that commenced in Singapore impedes the performance of M&M. Management of the Company has concluded that this transaction represents a fair value for M&M under the circumstances, and permits the Company to obtain proceeds from the sale that can be used for general corporate development.

About EnerNorth Industries Inc.
EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6, Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com